Exhibit 11

AmerUs Group Co.
Statement Re: Computation of Earnings Per Share

	For The Three Months Ended March 31,
	2004			2003
	Net	Number of	Per Share	Net	Number of	Per Share
	Income	Shares	Amount	Income	Shares	Amount
		($ in thousands, except per share amounts)
Basic EPS
Net income from continuing operations	$29,740	39,263	$0.76	$35,302	38,985	$0.91
Effect of dilutive securities
Options	—	648	(0.01)	—	233	(0.01)
PRIDES	—	524	(0.01)	—	—	—

Diluted EPS	$29,740	40,435	$0.74	$35,302	39,218	$0.90

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